

April 9, 2015

Via E-mail
Mathew T. Farrell
Chief Financial Officer
Church & Dwight Co., Inc.
500 Charles Ewing Boulevard
Ewing, N.J. 08628

> **Re:** **Church & Dwight Co., Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 20, 2015**
> **File No. 1-10585**

Dear Mr. Farrell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the period ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results, page 40

Segment Results, page 42

1. In future filings, please quantify the impact of factors disclosed as materially impacting the line items comprising gross profit and operating costs for each period presented at the consolidated level and income before taxes at the segment levels. Examples of factors disclosed without quantification include:

    - Gross margin was lower due to higher trade promotion, coupon, slotting, commodity costs and currency fluctuations, partially offset by the positive impact of productivity improvement.

    - SG&A expenses for 2014 were $394.8, a decrease of $21.2 as compared to 2013 due primarily to lower compensation costs and employee benefit costs, lower

> legal costs, lower intangible asset impairment charges and lower cease use charges associated with the Company's Princeton, New Jersey leased buildings, partially offset by higher intangible amortization expense, in part due to the Lil' Drug Store Brands Acquisition.

- Consumer Domestic income before income taxes for 2014 was $502.8, a $1.8 increase compared to 2013. The increase is due to higher sales volumes, manufacturing costs savings resulting from productivity improvement projects and lower SG&A costs, partially offset by the impact of introductory and higher trade promotion, coupon and marketing costs in support of new product launches and existing products, higher commodity costs and an intangible asset impairment charge.

Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 46

2.   In future filings, please provide a more informative analysis and discussion of changes in operating cash flows, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons for and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, or me at (202) 551-3768, if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345, or in her absence, Pamela Long, Assistant Director, at (202) 551-3765, with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief